November 15, 2024

Javier Bitar
Chief Financial Officer and Treasurer
Peakstone Realty Trust
1520 E. Grand Avenue
El Segundo, CA 90245

        Re: Peakstone Realty Trust
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-41686
Dear Javier Bitar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:    Lewis Kneib